

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

Mr. James Patton
Chief Executive Officer
Dimus Partners, Inc.
1403 West Sixth Street
Austin, Texas 78703

> **Re: Dimus Partners, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 11, 2010**
> **File No. 333-164749**

Dear Mr. Patton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  We note your response to comment one in our letter dated March 5, 2010; however, your website profile continues to contain information regarding your services that is inconsistent with your prospectus disclosure. As an example only, you identify several partner companies on your website implying that you have cultivated previously existing business relationships, which stands in contrast to your actual developmental stage of operations. Please revise to reconcile the disclosure.

2.  We note your response to comment two in our letter dated March 5, 2010 and your revised disclosure on page 5 and elsewhere where you indicate that you believe you will need approximately $500,000 in order to maintain and implement your business plan. However, please reconcile this disclosure with the statement on page 6 that you believe you will be able to continue "if no additional financing is raised."

3.    We note your disclosure that you will have to restrict the implementation of your business plan if you are unable to raise adequate working capital. Please revise your disclosure in the Business and MD&A sections to discuss in greater detail how you will alter your plan. Include in such discussion, as previously requested, detailed performance milestones and categories of expenditures and explain how you will meet and/or modify such milestones if you are unable to meet your working capital needs. We may have further comment based on your response.

Summary of the Offering, page 6

4.    We note your revised disclosure in response to prior comment nine in our letter dated March 5, 2010 and reissue that comment in part. Please expand your revised disclosure to briefly discuss all factors contributing to your auditor's going concern opinion. Please also make conforming changes to your risk factor at the top of page 9 regarding the same.

Risk Factors, page 8

Our Industry is Highly Competitive, page 10

Failure to Meet Future Client Expectations…, page 11

5.    The risks described under these subheadings address risks that affect companies across industries and appear broad and generic. Please revise to clarify how these risks are specific to you.

Description of Business, page 22

Overview, page 22

6.    Please supplement your disclosure under this subheading to discuss the activities of DPLLC prior to the consummation of the exchange agreement in greater detail.

7.    We reissue in part comment 16 in our letter dated March 5, 2010. Please revise your disclosure under this subheading to describe the status of your "Dimus Advantage" technique in greater detail per Item 101(h)(4)(iii) of Regulation S-K. You indicate that the plan entails charging a success based fee instead of hourly billing rates. Tell us how the success fee is measured, whether the fee will be established solely by the companies engaged by your customers or whether it will be a collaborative process between your customer and your customer's clients, explain how your customers are to generate revenues in the event that they fail to satisfy targets and also tell us more about your planned fee structure. We may have further comments based on your response.

Patents, Trademarks and Intellectual Property, page 24

8.      We note your response to comment 19 in our letter dated March 5, 2010 and your disclosure regarding your plans to take action in the future to protect your proprietary platform. To the extent applicable, please revise your use of proceeds disclosure to explain if you plan to utilize any offering funds to secure such protection on a going-forward basis.

Intellectual Property, page 26

9.      Please revise your disclosure under this subheading to discuss the DTAS-HBE software in greater detail. Disclose whether you will retain any interests in the product after completion of the program with your customer.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 27

10.     Supplement your current disclosure to provide more detail regarding the different modules associated with the project. Include in such revised disclosure an explanation of what the module represents and when you expect the modules to be achieved. Please also provide greater disclosure regarding the applications currently being prepared for the customer.

Liquidity and Capital Resources, page 29

11.     We note your revised disclosure on page 29 that you anticipate additional expenses totaling approximately $25,000 to $75,000. Please discuss how the company plans to pay for these expenses if additional funding is not raised.

Certain Relationships and Related Transactions, page 31

12.     For each of the transactions disclosed under this section, please disclose the approximate dollar value of the amount involved in accordance with Item 404(a)(3) of Regulation S-K.

13.     We note your disclosure in the MD&A regarding a proposed loan from one of your directors in connection with the completion of the project for your customer, Jimmy Jacobs Custom Homes. Please revise to include the disclosure required by Item 404 of Regulation S-K.

Financial Statements, page F-1

14.     Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page 39

15.     We note your response to comment 36 in our letter dated March 5, 2010.  Please revise the disclosure to discuss whether there was any general solicitation in connection with the offer and sale of the securities pursuant to Rule 506 of Regulation D.

Item 16.  Exhibits, page 40

16.     Please file the exchange agreement, the nondisclosure agreements with your key executives and the customer agreement with Jimmy Jacobs Custom Homes as exhibits to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Kristi
Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the
financial statements and related matters.  Please contact Jerard Gibson, Attorney-Advisor, at
(202) 551-3473 or me at (202) 551-3233 with any other questions.


                                                        Sincerely,


                                                        Tom Kluck
                                                        Legal Branch Chief


cc:     David M. Loev
        John S. Gillies
        The Loev Law Firm, PC *(via facsimile)*